January 24, 2007

VIA FEDERAL EXPRESS AND EDGAR
Division of Corporate Finance
Room 4561
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549
Attn: Mr. Daniel Lee

Re: Vubotics, Inc. (the “Company”)
Registration Statement on Form SB-2 filed December 22, 2006
(the “Registration Statement”)
File No. #333-139655

Form 10-KSB for the year ended December 31, 2005
Forms 10-QSB for the quarters ended March 31, 2006, June 30, 2006 and
September 30, 2006
File No. #0-28883

Dear Mr. Lee:

This letter responds to comments contained in the Staff letter, dated January 17, 2007 addressed to Mr. Philip E. Lundquist, the Company’s Chief Executive Officer, with respect to the Company’s filing of the Registration Statement.

We have replied on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. Comment numbers refer to the numbers set forth in the Staff letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the Registration Statement accordingly and filed an amended Registration Statement (the “Amended Registration Statement”) on January 24, 2006.

General

Registration Statement on Form SB-2

1.                                       Please provide executive compensation and related party transaction disclosure pursuant to our revised regulations. Please see Release No. 33-8732A, Interpretation J.8B of our July 1997 Manual of Publicly Available Telephone Interpretations and Question 7 of our Executive Compensation and Related Person Disclosure Transition Questions and Answers.

Response:

We have revised the Company’s executive compensation and related party transaction disclosures pursuant to the Commission’s revised regulations. The revised executive compensation section and the revised related party transaction disclosures are located on pages 23 and 25, respectively, of the Amended Registration Statement.

Prospectus Summary, page 4

2.                                       We note your disclosure regarding your registration and shareholder approval obligations pursuant to your purchase and registration rights agreements. It appears that certain penalties are now applicable with respect to such obligations. Please update your disclosure where appropriate to discuss the penalties you are currently subject to. We further note your risk factor discussion regarding your shareholder approval requirement on page 10.

Response:

We have revised the Company’s disclosure regarding its registration and shareholder approval obligations pursuant to its purchase and registration rights agreements through out the Amended Registration Statement. In particular, we revised page of the Prospectus Summary, risk factor on page 11 and Description of Securities on page 27.

Management’s Discussion and Analysis of Financial Condition and Plan of Operations

Liquidity and Capital Resources, page 17

3.             Please quantify your expected cash needs for the next 12 months.

Response:

The Company has set forth its expected cash needs for the next 12 months by including a statement on page 17 of Result of Operations section that states that the Company believes that its cash needs for the next twelve months will be satisfied via the proceeds of the financing completed in August of 2006.

Item 28, Undertakings

4.                                       Please include all necessary undertakings pursuant to Item 512 of Regulation S-B. In particular, we refer you to Item 512(g).

The Company has revised its undertakings set forth on page to include all of necessary undertakings pursuant to Item 512 of Regulation S-B.

Exhibit 5.1

5.             Please specifically identify the shares and registration statement upon which counsel is addressing. Further, counsel’s opinion appears to relate to shares that have yet to be issued. Your registration statement, however, contemplates the registration of shares that have already been issued. Please revise as appropriate.

Response:

We have revised our opinion in accordance with the instructions above.

Form 10-KSB for the year ended December 31, 2005

Item 8A. Controls and Procedures

6.                                       Your disclosure suggests that your disclosure controls and procedures were effective, but only to the extent of timely alerting management to material information required to be included in your necessary filings. This disclosure does not appear to fully address whether your disclosure controls and procedures as defined in Rule 13a-15(e) under the Exchange Act are effective. We note similar disclosure in your subsequent Forms 10-QSB. Please advise us whether your disclosure controls and procedures, as defined in Rule 13a-15(e), were effective as of December 31, 2005, March 31, 2006, June 30, 2006 and September 30, 2006. Please also confirm to us whether you will note this comment with respect to future filings.

Response:

The Company has informed us and is hereby advising the Commission that the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e), were effective as of December 31, 2005, March 31, 2006, June 30, 2006 and September 30, 2006 and that the Company will note this comment with respect to its future filings.

Forms 10-QSB for the quarters ended March 31 2006, June 30, 2006 and September 30, 2006

Item 3. Controls and Procedures

7.                                       Your disclosure with respect to changes in your internal control over financial reporting does not conform to the requirements set forth in Item 308(c) of Regulation S-B. Accordingly, with respect to each quarter please advise us whether there were “any change[s] in your internal control over financial reporting...that occurred during [your] last fiscal quarter…that has materially affected, or is reasonably likely to materially affect, [your] internal control over financial reporting.” Please confirm that you will note this comment with respect to future filings.

Response:

The Company has informed us and is hereby advising the Commission that for the fiscal quarters ended March 31, 2006, June 30, 2006 and September 30, 2006, no changes occurred in the Company’s internal control over its financial reporting that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting and that the Company will note this comment with respect to its future filings.

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me or Darrin M. Ocasio at (212) 930-9700.

Very truly yours,

Sasha Ablovatskiy

cc:	Mr. Philip E. Lundquist,
Chief Executive Officer